                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20459

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM ___________ TO
     ___________

COMMISSION FILE NUMBER .................................................. 0-2610

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                              ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ZIONS BANCORPORATION
                           ONE SOUTH MAIN, SUITE 1380
                           SALT LAKE CITY, UTAH 84111

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements                                                       PAGE
                                                                                ----
     Reports of Independent Auditors                                             1-2

     Statements of Net Assets Available for Benefits -
        December 31, 2000 and 1999                                                 3

     Statement of Changes in Net Assets Available for Benefits -
        Year ended December 31, 2000                                               4

     Notes to Financial Statements                                                 5

     Schedules -

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)             9

        Schedule H, Line 4j - Schedule of Reportable Transactions                 10

(b)  Exhibits - Consents of Independent Certified Public Accountants

                         Report of Independent Auditors


The Trust Committee
Zions Bancorporation Employee Stock Savings Plan


We have audited the accompanying statement of net assets available for benefits of Zions Bancorporation Employee Stock Savings Plan as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young


June 22, 2001

                         Independent Auditors' Report


The Trust Committee
Zions Bancorporation
  Employee Stock Savings Plan:


We have audited the accompanying statement of net assets available for benefits of Zions Bancorporation Employee Stock Savings Plan as of December 31, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Employee Stock Savings Plan as of December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


                                        /s/ KPMG LLP

January 24, 2000

                Zions Bancorporation Employee Stock Savings Plan

                 Statements of Net Assets Available for Benefits

                                                       DECEMBER 31
                                                2000                1999
                                             -----------         -----------
ASSETS

Investments, at fair value:
   Zions Bancorporation common stock         $97,922,854         $86,491,522
   Money market account                              361              21,723
                                             -----------         -----------
                                              97,923,215          86,513,245
Receivables:
   Participant contributions                     165,223             186,891
   Employer contributions                         82,612              93,435
   Interest                                          599                 775
                                             -----------         -----------
                                                 248,434             281,101
                                             -----------         -----------
Net assets available for benefits            $98,171,649         $86,794,346
                                             ===========         ===========


SEE ACCOMPANYING NOTES.

                Zions Bancorporation Employee Stock Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000

ADDITIONS

Investment income:
   Net appreciation in fair value of investments
     in Zions Bancorporation common stock                $ 6,236,163
   Dividends                                               1,348,486
   Interest                                                    7,329
                                                         -----------
                                                           7,591,978
Contributions:
   Participant                                             8,184,306
   Employer                                                4,092,149
                                                         -----------
                                                          12,276,455

Total additions                                           19,868,433

DEDUCTIONS

Benefits paid directly to participants                     8,491,130
                                                         -----------
Net increase                                              11,377,303

Net assets available for benefits:

   Beginning of year                                      86,794,346
                                                         -----------
   End of year                                           $98,171,649
                                                         ===========

SEE ACCOMPANYING NOTES.

                Zions Bancorporation Employee Stock Savings Plan

                          Notes to Financial Statements

                                December 31, 2000

1.   DESCRIPTION OF THE PLAN

The following description of the Zions Bancorporation Employee Stock Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a single employer defined contribution plan that is designed to provide retirement benefits for eligible employees under either a pre-tax or post-tax salary reduction arrangement by offering employees an opportunity to acquire stock ownership in Zions Bancorporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

ELIGIBILITY

Participation in the Plan is voluntary. An employee is eligible to participate on January 1, April 1, July 1, or October 1, whichever coincides with, or immediately follows, the latter of the date on which the employee completes at least 1,000 hours of service during 12 continuous months and attains the age of
21. In addition, the definition of one year of eligibility service includes employees for whom one year has past since (a) the commencement date with a previous employer that sponsored a similar 401(k) plan in which the employee participated and (b) the commencement date with a Merged Employer.

PARTICIPANT AND COMPANY CONTRIBUTIONS

Each year, participants may make voluntary contributions up to 15 percent of their pre-tax annual compensation, as defined in the Plan. Company contributions are equal to 50 percent of the amount contributed by the participant up to five percent of their total compensation. The maximum amount a participant may contribute to the Plan in a calendar year, in conjunction with the Employee Stock Savings Plan, is $10,500 for 2000.

                Zions Bancorporation Employee Stock Savings Plan

1.   DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Investment income or loss is allocated to each participant's account in proportion of the investment shares held in that participant's account to the total of investment shares held in the Plan.

VESTING AND PAYMENT OF BENEFITS

Participants are fully vested in their participant accounts at all times. Benefits are paid upon death, disability, retirement, or earlier subject to certain restrictions, as defined in the Plan document. Benefit payments are paid in shares of stock.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are prepared on the accrual basis of accounting.

ADMINISTRATIVE EXPENSES

Administrative expenses are currently being absorbed by the Company, although the Plan may bear the costs of administration.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investment in common stock of the Company is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

                Zions Bancorporation Employee Stock Savings Plan

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

CONCENTRATION OF INVESTMENTS

Included in the Plan's net assets available for benefits at December 31, 2000 and 1999, are investments in common stock of the Company amounting to $97,922,854 and $86,491,522, respectively, whose value could be subject to change based upon market conditions. These investments represent 1.80 and 1.71 percent ownership of the Company's outstanding common stock at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the investment in common stock of the Company consisted of 1,568,334 and 1,461,314 shares, respectively.

3.   TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                       DECEMBER 31,
                                                                           2000
                                                                       ------------
Net assets available for benefits per the financial statements         $ 98,171,649
Amounts allocated to withdrawn participants                                (225,299)
                                                                       ------------
Net assets available for benefits per the Form 5500                    $ 97,946,350
                                                                       ============


                Zions Bancorporation Employee Stock Savings Plan

4.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  YEAR ENDED
                                                                  DECEMBER 31,
                                                                      2000
                                                                  ------------
Benefits paid to participants per the financial statements         $8,491,130
Amounts allocated on Form 5500 to withdrawn participants
   at December 31, 2000                                               225,299
                                                                   ----------
Benefits paid to participants per the Form 5500                    $8,716,429
                                                                   ==========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                Zions Bancorporation Employee Stock Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                            EIN: 87-0227400 Plan: 004

                                December 31, 2000

             (b)
      IDENTITY OF ISSUER,
     BORROWER, LESSOR, OR               (c)                          (d)           (e)
(a)      SIMILAR PARTY        DESCRIPTION OF INVESTMENT              COST       CURRENT VALUE
---  --------------------     ---------------------------------    --------     -------------
 *   Zions Bancorporation     Zions Bancorporation common stock
                              (1,568,334 shares)                   $43,097,746    $97,922,854

 *   Zions Bancorporation     Money market account                         361            361
                                                                   -----------    -----------
                                                                   $43,098,107    $97,923,215
                                                                   ===========    ===========

*    Indicates party-in-interest to the plan

                Zions Bancorporation Employee Stock Savings Plan

            Schedule H, Line 4j - Schedule of Reportable Transactions
                            EIN: 87-0227400 Plan: 004

                          Year ended December 31, 2000

                                                                                                           (h)
           (a)                     (b)               (c)                                              CURRENT VALUE         (i)
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF       PURCHASE          (d)                (g)            OF ASSET ON        NET GAIN
                                INVESTMENT          PRICE        SELLING PRICE     COST OF ASSET    TRANSACTION DATE       (LOSS)
--------------------------    --------------     -----------     -------------     -------------    ----------------     ----------
Category (iii) - series of transactions in excess of 5% of the Plan assets
--------------------------    --------------     -----------     -------------     -------------    ----------------     ----------
Zions Bancorporation          Common stock       $        --     $ 8,499,401       $  3,994,718       $  8,499,401       $4,504,683

Zions Bancorporation          Common stock        13,694,570              --         13,694,570         13,694,570               --

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2000. Columns (e) and (f) are not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


June 29, 2001


                                        ZIONS BANCORPORATION
                                        EMPLOYEE STOCK SAVINGS PLAN


                                        By: /s/ Harris H. Simmons
                                            -----------------------------------
                                            Name: HARRIS H. SIMMONS, President
                                               and Chief Executive Officer of
                                               Zions Bancorporation